Exhibit 21.1

SUBSIDIARIES OF COTIVITI HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation
Cotiviti Intermediate Holdings, Inc.	Delaware
Cotiviti Corporation	Delaware
Cotiviti Domestic Holdings, Inc.	Delaware
Cotiviti, LLC	Delaware
Cotiviti Services, LLC	Delaware
Cotiviti USA, LLC	Delaware
Cotiviti International Holdings, Inc.	Delaware
Cotiviti Europe Limited (UK)	United Kingdom
Cotiviti Canada Corp.	Nova Scotia, Canada
Care Management International (Mauritius)	Mauritius
Cotiviti India Pvt. Ltd.	India
iHT Global (Mauritius) Ltd.	Mauritius
Cotiviti Investments, LLC	Delaware